

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2016

Via E-Mail
Keith E. Gottfried, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

> **Re:** **PICO Holdings, Inc.**
> **Revocation Solicitation Statement filed on Schedule 14A**
> **Filed February 2, 2016**
> **File No. 033-36383**

Dear Mr. Gottfried:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing under Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing, and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on February 2, 2016

1. We note numerous references in the filing to PICO's stated belief that Leder's proposals "are intended to facilitate Leder's ability to take control of PICO without paying PICO shareholders a control premium for their shares." The numerous references to a "control premium" imply that Leder is effectively acquiring control of PICO as opposed to simply exercising its rights as a stockholder to nominate and vote upon a slate of new directors. We also are unaware of any legal requirement that obligates a non-management party to pay a control premium for any proxy solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies paid a "premium" or "control premium" to security holders in exchange for a vote in favor of their candidates. Please refrain from creating the impression that a "premium" is legally or otherwise required in light of the Rule 14a-9 prohibition with respect to omissions of material fact necessary to (lawfully) make the statement made in light of the circumstances under which it is made.

2. We note that while Leder has proposed to nominate five directors nominees to replace five current directors on PICO's seven person board, Leder, as a matter of law and fact, will not be obtaining "control" of the Board or PICO even if the a subsequent proxy solicitation to replace current directors is successful. Please refrain from using this inexact formulation in future filings, including the revocation solicitation statement.

Questions and Answers About This Revocation Solicitation Statement, page 1

3. We note the statement that Leder is a relatively new group of shareholders owning approximately 1% of PICO's Common Stock. Please revise to indicate when Leder became a shareholder in PICO.

4. To ensure compliance with Rule 14a-9, please provide us with the basis for the statement that "PICO believes that Mr. Leder has not fully disclosed his plans for PICO and is pursuing control of PICO for his own interests that may not be aligned with those of other shareholders." Please also provide this information in the other locations in the filing where this statement is made.

Background of the Leder Solicitation, page 4

5. Provide expand your description of the background events leading up to the participants' decision to solicit consents to briefly describe the following:

- The matters discussed during the May 13, 2015 and May 14, 2015 meetings with Mr. Hartman and Mr. Webb;
- The items discussed in email exchanges with Mr. Webb on August 17, 2015;
- The items discussed in the October 6, 2015 meeting with Ms. Timian-Palmer; and
- The "certain questions" asked of Mr. Hart on November 17, 2015.

Response of Pico, page 5

6. Please explain why PICO believes that its 2016 annual meeting may involve a contested solicitation.

Effectiveness of Written Requests, page 6

7. Please identify any procedural impediments to the issuer's acceptance of consents. For example, please revise to summarize any relevant provisions set forth in PICO's Articles of Incorporation, Bylaws and applicable law, including the California Business Corporation Act, that may be applied to ensure "full compliance" by Leder's solicitation.

Effect of BLUE Revocation Card, page 7

8. Advise us, with a view toward revised disclosure, whether or not the consent revocation card is only valid for a specified number of days under the laws of the governing state jurisdiction.

Form of Consent Revocation

9. Clarify the effect under applicable state law of submitting an executed consent revocation but one marked "No, do not revoke my request." If a consent already has been given to Leder, disclose to security holders whether risk still exists that execution of a later-dated Blue Revocation Card could be counted as a revocation regardless of the box selected. In addition, revise the consent revocation statement to explain the anticipated treatment under the laws of the governing state jurisdiction of executed consent revocations when the "No, do not revoke my request" box has been selected. For example, affirmatively indicate, if true, that an earlier-executed consent given to Leder will be affirmed.

10. The two legends in bold typeface directly above the selection boxes indicate that simply "by signing, dating and returning," and "by signing and delivering," respectively, security holders will have successfully revoked any previously submitted written consent. Neither of the two legends, however, addresses the circumstance in which a security holder could follow the instructions provided within the legend but fail to make a selection. Please revise the legends to remove the implication that an earlier revocation will be revoked even if a box has not been selected, or advise. To the extent that the issuer wishes to use its discretion to make a selection in the event one has not been made, please revise to include the disclosure required by Rule 14a-4(b) or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the registrant and its management engaged in this solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the registrant acknowledging that:

• the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Jason L. Kent, Esq.
        Cooley LLP

        Sean M. Donahue, Esq.
        Morgan, Lewis & Bockius LLP